Filed by CBOE Holdings, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities
Exchange Act of 1934

Subject Company:  Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE
Holdings, Inc.:  333-214488

News Release

For Immediate Release

CBOE HOLDINGS REPORTS TRADING VOLUME FOR DECEMBER AND FULL YEAR 2016

CHICAGO, IL -- January 4, 2017 -- CBOE Holdings, Inc. (NASDAQ: CBOE) today reported December and full-year 2016 trading volume and average revenue per contract (RPC) data on its website under the Quotes & Data section.

The data sheet, with a complete overview of 2016 trading volume for CBOE Holdings, including Chicago Board Options Exchange® (CBOE®), C2 Options Exchange (C2) and CBOE Futures Exchange (CFE®), can be found at www.cboe.com/monthlyvolrpc.

Several trading records were set for the year. Total volume and average daily volume (ADV) in index options trading at CBOE reached new all-time highs for the fourth consecutive year in 2016 with 430.7 million and 1.7 million contracts, respectively, each up 6 percent from 2015.  Total volume and ADV in S&P 500® Index (SPX) options trading at CBOE reached new all-time highs for the fourth consecutive year in 2016 with 258 million and 1 million contracts, respectively, each up 9 percent from 2015.

Trading in CBOE Volatility Index® (VIX®) futures at CFE set new records for total volume and ADV for the seventh consecutive year in 2016 with 60.2 million and 238,773 contracts, respectively, up 16 percent from 2015. VIX futures at CFE set record total volume in non-U.S. trading hours with 6.6 million contracts, up 46 percent from 2015’s 4.6 million contracts.

CBOE Holdings Trading Volume: December and Full Year

CBOE Holdings Consolidated Trading Volume						Full Year
(contracts in thousands)	December 2016	December 2015	% Chg	November 2016	% Chg	2016	2015	% Chg
Trading Days	21	22		21		252	252
Total Contracts (options & futures)	96,117.7	90,028.8	7%	117,622.4	-18%	1,184,553.4	1,173,934.2	1%
Total Options Contracts (CBOE & C2)	91,845.0	85,495.5	7%	111,941.5	-18%	1,124,375.6	1,122,258.6	---
Total Futures Contracts (CFE)	4,272.6	4,533.4	-6%	5,680.9	-25%	60,177.8	51,675.5	16%

Total ADV (options & futures)	4,577.0	4,092.2	12%	5,601.1	-18%	4,700.6	4,658.5	1%
Total Options ADV (CBOE & C2)	4,373.6	3,886.2	13%	5,330.5	-18%	4,461.8	4,453.4	---
Total Futures ADV (CFE)	203.5	206.1	-1%	270.5	-25%	238.8	205.1	16%

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Fourth-Quarter 2016 RPC Guidance

The company currently expects average revenue per contract (RPC) by product category for the fourth quarter of 2016 to be in line with the amounts noted below for the two-months ended November 30, 2016.  These expectations are estimated, preliminary and may change.  There can be no assurance that our final RPC for the three-months December 31, 2016 will not differ materially from these expectations.

The following represents RPC based on a two-month and a three-month rolling average, reported on a one-month lag.  The average RPC represents total transaction fees for CBOE, C2 and CFE recognized for the period divided by total contracts traded during the period. Average transaction fees per contract can be affected by various factors, including exchange fee rates, volume-based discounts and transaction mix by contract type and product type.

(In Dollars)	Two-Months Ended	Three-Months Ended
Product:	Nov-16	Nov-16	Oct-16	Sep-16	Aug-16
Equity Options	$0.054	$0.051	$0.048	$0.050	$0.057
ETP Options	$0.083	$0.082	$0.075	$0.079	$0.089
Index Options	$0.711	$0.711	$0.709	$0.707	$0.706
Total Options Average Revenue Per Contract	$0.304	$0.304	$0.297	$0.304	$0.320
Futures	$1.701	$1.679	$1.718	$1.709	$1.702
Total Average Revenue Per Contract	$0.375	$0.378	$0.374	$0.378	$0.395

Total Multiply-Listed Options	$0.068	$0.066	$0.061	$0.064	$0.072

About CBOE Holdings:

CBOE Holdings, Inc. (NASDAQ: CBOE) is the holding company for Chicago Board Options Exchange (CBOE), CBOE Futures Exchange (CFE), and other subsidiaries. CBOE, the largest U.S. options exchange and creator of listed options, continues to set the bar for options and volatility trading through product innovation, trading technology and investor education. CBOE Holdings offers equity, index and ETP options, including proprietary products, such as options and futures on the CBOE Volatility Index (VIX Index) and S&P 500 options (SPX), the most active U.S. index option.  Other products engineered by CBOE include equity options, security index options, Weeklys options, FLEX options, and benchmark products such as the CBOE S&P 500 BuyWrite Index (BXM). CBOE Holdings is home to the world-renowned Options Institute, Livevol options analytics and data tools, and www.cboe.com, the go-to place for options and volatility trading resources.

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Media Contacts:		Analyst Contact:
Suzanne Cosgrove	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
cosgrove@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE-V

CBOE-2

CBOE-OE

CBOE-EF

CBOE®, Chicago Board Options Exchange®, CFE®, FLEX®, Livevol®, CBOE Volatility Index® and VIX® are registered trademarks, and BuyWriteSM, BXMSM, CBOE Futures ExchangeSM, The Options InstituteSM and WeeklysSM are service marks of Chicago Board Options Exchange, Incorporated (CBOE). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services, LLC and have been licensed for use by CBOE, CFE and C2. All other trademarks and service marks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Information

This press release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE Holdings, Inc. (“CBOE”) and Bats Global Markets, Inc. (“Bats”), which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “seeks,” “projects” or words of similar meaning, or future or conditional verbs, such as “will,” “should,” “would,” “could,” “may” or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions:  the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the proposed transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE’s ability to maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE’s shares to be issued in the transaction; disruptions of CBOE’s and Bats’ current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE’s and Bats’ ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE’s annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the “SEC”) on February 19, 2016, CBOE’s quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, CBOE’s quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 2, 2016, Bats’ final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats’ quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, Bats’ quarterly report for the quarterly period ended September 30, 2016, which was filed with the SEC on November 8, 2016, and other filings made by CBOE and Bats from time to time with the SEC.

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The factors described in such SEC filings include, without limitation:  the loss of CBOE’s rights to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies and potential conflicts between self-regulatory responsibilities and for-profit status; increasing competition in the industries in which CBOE and Bats operate; CBOE’s and Bats’ ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE’s or Bats’ exchanges; each of CBOE’s and Bats’ ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE’s and Bats’ ability to protect their respective systems and communication networks from security risks and breaches; the ability to manage CBOE’s and Bats’ growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This press release is being made in respect of the proposed merger transaction involving CBOE, Bats, CBOE Corporation and CBOE V, LLC. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, CBOE filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE’s website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE’s Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

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Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE’s and Bats’ respective management and certain of CBOE’s and Bats’ respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus in connection with its initial public offering, which was filed with the SEC on April 15, 2016.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus and may be available in other relevant materials to be filed with the SEC when they become available.

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